
                                                                           -------------------------
                                                                                 OMB APPROVAL
                                                                           -------------------------
                                   UNITED STATES                           OMB Number:     3235-0145
                         SECURITIES AND EXCHANGE COMMISSION                Expires: October 31, 1997
                              Washington, D.C. 20549                       Estimated average burden
                                                                           hours per response: 14.90
                                                                           -------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Chesapeake Utilities Corporation
             -------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.4867 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   16503 10 8
             -------------------------------------------------------
                                 (CUSIP Number)


                              Walter J. Mostek, Jr.
                             Drinker Biddle & Reath
                              1000 Westlakes Drive
                                    Suite 300
                                Berwyn, PA 19312
                                 (610) 993-2200

             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /, (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 16503 10 8                                    Page 2 of 22 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Superior Group, Inc.
              E.I. #23-2189013
--------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/


                                                                         (b) / /


--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER

                                                 214,251
                                   ---------------------------------------------
           NUMBER OF SHARES          8         SHARED VOTING POWER
             BENEFICIALLY
            OWNED BY EACH                         -0-
           REPORTING PERSON        ---------------------------------------------
                 WITH                9         SOLE DISPOSITIVE POWER

                                                 214,251
                                   ---------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                  -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             214,251
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------                              -----------------------
CUSIP No. 16503 10 8                                     Page 3 of 22 Pages
---------------------------                              -----------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Cawsl Enterprises, Inc.
              E.I. #51-0280973
-------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER

                                                 -0-
                                   ---------------------------------------------
              NUMBER OF SHARES       8         SHARED VOTING POWER
                BENEFICIALLY
               OWNED BY EACH                   214,251
              REPORTING PERSON     ---------------------------------------------
                    WITH             9         SOLE DISPOSITIVE POWER

                                                 -0-
                                   ---------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                               214,251
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             214,251
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.7%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------                              -----------------------
CUSIP No. 16503 10 8                                     Page 4 of 22 Pages
---------------------------                              -----------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SGI Investor Partners
              E.I. #23-2871446
--------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER

                                               214,251
                                   ---------------------------------------------
                                     8         SHARED VOTING POWER
             NUMBER OF SHARES
               BENEFICIALLY                       -0-
              OWNED BY EACH        ---------------------------------------------
             REPORTING PERSON        9         SOLE DISPOSITIVE POWER
                   WITH
                                               214,251
                                   ---------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             214,251
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.7%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP No. 16503 10 8                                   Page 5 of 22 Pages
---------------------------                            -------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SGI Holdings, Inc.
              E.I. #51-0356596
--------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER

                                                  -0-
                                   ---------------------------------------------
                                     8         SHARED VOTING POWER

             NUMBER OF SHARES                  214,251
               BENEFICIALLY        ---------------------------------------------
              OWNED BY EACH          9         SOLE DISPOSITIVE POWER
             REPORTING PERSON
                   WITH                           -0-
                                   ---------------------------------------------
                                    10         SHARED DISPOSITIVE POWER

                                               214,251
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             214,251
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.7%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP No. 16503 10 8                                   Page 6 of 22 Pages
---------------------------                            -------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              William G. Warden, III
              S.S. ####-##-####
-------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER

                                                 230,799


                                   ---------------------------------------------
                                     8         SHARED VOTING POWER
         NUMBER OF SHARES
           BENEFICIALLY                            -0-
          OWNED BY EACH            ---------------------------------------------
         REPORTING PERSON            9         SOLE DISPOSITIVE POWER
               WITH
                                                 230,799
                                   ---------------------------------------------
                                    10         SHARED DISPOSITIVE POWER

                                                  -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             230,799
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.1%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  THIS AMENDMENT NO. 2 to the Schedule 13D (the "Original
Schedule 13D") dated December 24, 1986 and amended as of October 10, 1990, filed with the Securities and Exchange Commission by Superior Group, Inc., a Pennsylvania corporation, with respect to ownership of Common Stock (as herein defined) of Chesapeake Utilities Corporation, which stock is beneficially owned by Superior through SGI Investor Partners, a Pennsylvania general partnership which Superior controls through two wholly-owned subsidiaries, Cawsl Enterprises, Inc., a Delaware Corporation and SGI Holdings, Inc., a Delaware corporation, which are the general partners of SGI Investor Partners, is amended and restated as follows:

Item 1.           Security and Issuer

         This statement relates to the common stock, par value $0.4867 per share ("Common Shares") of Chesapeake Utilities Corporation, a Delaware Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 909 Silver Lake Boulevard, Dover, Delaware 19904.

Item 2.           Identity and Background

         The person filing this statement is Superior Group, Inc. a Pennsylvania Corporation ("Superior") with a principal business and office address at 3 Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-8760. Superior is a diversified holding company whose subsidiaries manufacture and distribute among other things metal tubing.

         The directors of Superior are William G. Warden, III, William G. Warden, IV, Thomas L. Sandor, William M. Goldstein and Louis T. Cullen. The executive officers of Superior are William G. Warden, III, Chairman of the Board, Thomas L. Sandor, President and Chief Executive Officer, John A. Sanders, Vice President, Treasurer and Assistant Secretary, Peter J, Kiernan, Vice President, William G. Warden, IV, Vice President, Andrew M. Howley, Vice President, William K. Grant, Vice President, and John A. Kenney, Jr., Secretary and Corporate Counsel.

         Superior beneficially owns the Common Shares through its control of the record holder of the Common Shares, SGI Investor Partners. Superior is the sole shareholder of the two general partners of SGI Investor Partners, Cawsl Enterprises, Inc. and SGI Holdings, Inc.

         Cawsl Enterprises, Inc., a Delaware corporation, ("Cawsl"), is a wholly-owned subsidiary of Superior with a principal place of business and office address at 204D Weldin Building, 3411 Silverside Road, Wilmington, Delaware 19810. Cawsl is a diversified holding company whose subsidiaries manufacture and distribute, among other things, metal tubing. Cawsl is the indirect parent of Improvement Leasing Corporation, a Delaware corporation, from whom the Common Shares of Chesapeake Utilities Corporation were originally received.

         The directors of Cawsl are William G. Warden, III, William G. Warden, IV and Thomas L. Sandor. The executive officers of

Cawsl are Thomas L. Sandor, President and Chief Executive Officer, William G. Warden, IV, Vice President and Secretary, William G. Warden, III, Vice President, John A. Sanders, Treasurer, Peter J. Kiernan, Assistant Secretary, John A. Kenney, Jr., Assistant Secretary, and George P. Warren, Jr., Assistant Secretary.

         SGI Holdings, Inc., a Delaware corporation ("SGI Holdings"), is a wholly-owned subsidiary of Superior. SGI Holdings' principal place of business and office address is 204D Weldin Building, 3411 Silverside Road, Wilmington, Delaware 19810. SGI Holdings is principally engaged in the business of purchasing and selling securities for investment purposes.

         The directors of SGI Holdings are Thomas L. Sandor, William G. Warden, III, William G. Warden, IV. The executive officers of SGI Holdings are Thomas L. Sandor, President and Chief Executive Officer, William G. Warden, IV, Vice President and Secretary, William G. Warden, III, Vice President, John A. Sanders, Treasurer, Peter J. Kiernan, Assistant Secretary, John A. Kenney, Jr., Assistant Secretary, and George P. Warren, Jr., Assistant Secretary.

         SGI Investor Partners, a Pennsylvania general partnership, has its principal place of business and office address at 3 Radnor Corporate Center, Suite 400, Radnor, Pennsylvania. The business of SGI Investor Partners is the purchase and sale of securities for investment purposes, including, without limitation, common and preferred shares, debt obligations, mutual fund shares, interests in private investment partnerships, and to take all such actions as my be incident thereto, including financing of the purchase of the securities and using the securities as collateral for such financing.

         The partnership is managed by its two general partners, Cawsl and SGI Holdings.

         William G. Warden, III ("Warden"), through his ownership, individually and as co-trustee under two trusts, of a majority of Superior's outstanding common stock, may be deemed to control Superior. Mr. Warden is a citizen of the United States of America.

         On December 31, 1996, Superior caused the Common Shares to be sold by Cawsl to SGI Investor Partners for $3,615,485.63 pursuant to a Stock Purchase Agreement attached hereto as Exhibit A.

         Set forth in Schedules I - IV hereto is the name of each Reporting Person and the information required by Item 2 of Schedule 13D about the identity and background of that Reporting Person and its partners, directors, executive officers and controlling persons, if any, supplied by such Reporting Person.

         During the last five years, none of the above individuals or corporations or partnerships have been convicted in a criminal proceeding or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The Common Shares of Chesapeake Utilities Corporation were acquired by purchase from Cawsl for $3,615,485.63 on December 31, 1996. SGI Investor Partners used working capital funds to acquire the Common Shares.

Item 4.           Purpose of Transaction.

         The shares of the Issuer were transferred to and are held by SGI Investor Partners for investment purposes.

Item 5.           Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Superior may be deemed to beneficially own 214,541 Common Shares (5.7% of outstanding Common Shares) of the Issuer as the parent of each of the two general partners of the record holder of the Common Shares, SGI Investor Partners. Superior has sole voting and dispositive power with regard to the Common Shares. In addition, each of Cawsl and SGI Holdings may be deemed to beneficially own 214,541 Common Shares (5.7% of outstanding Common Shares) of the Issuer as the two general partners of SGI Investor Partners. Pursuant to the SGI Investor Partners Agreement of Partnership, Cawsl and SGI Holdings share voting and dispositive power with regard to the Common Shares. As record holder of the shares, SGI Investor Partners beneficially owns 214,541 Common Shares (5.7% of outstanding Common Shares) of the Issuer and has sole voting and dispositive power with regard to the Common Shares. As controlling shareholder of Superior, Warden may be deemed to beneficially own 214,541 Common Shares (5.7% of outstanding Common Shares) in addition to 1,286 Common Shares of the Issuer he owns directly and an additional 15,262 Common Shares of the Issuer he may be deemed to beneficially own. Warden has sole voting and dispositive power with regard to these 230,799 Common Shares (6.1% of the outstanding Common Shares).

(c) and (d)  The response to Item 2 is incorporated herein by reference.

(e)      Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

         The Stock Purchase Agreement is included as Exhibit A to this Schedule 13D and is incorporated herein by reference. See Items 2 and 5.

         Mr. Warden is a director of the Issuer.

Item 7.           Material to be Filed as Exhibits.

Exhibit A         Stock Purchase Agreement dated as of December 31, 1996
                  among Cawsl Enterprises, Inc. and SGI Investor Partners Inc.

Exhibit B         Agreement Regarding Joint Filing.

Schedule I   - Identity and Background of Superior Group, Inc.

Schedule II  - Identity and Background of Cawsl Enterprises, Inc.

Schedule III - Identity and Background of SGI Holdings, Inc.

Schedule IV  - Identity and Background of SGI Investor Partners

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997


                                   Superior Group, Inc.


                                   By: /s/ William G. Warden, III
                                       ----------------------------------------
                                   Name: William G. Warden, III
                                   Title: Chairman of the Board

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997


                                   Cawsl Enterprises, Inc.


                                   By: /s/ Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997


                                   SGI Holdings, Inc.


                                   By: /s/ Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997


                                   SGI Investor Partners
                                   By: Cawsl Enterprises, Inc.,
                                       its General Partner


                                   By: /s/ Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer


                                   By: SGI Holdings, Inc.
                                       its General Partner


                                   By: /s/ Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997




                                   /s/ William G. Warden, III
                                   --------------------------------------------
                                   William G. Warden, III

                                    EXHIBIT A


                            STOCK PURCHASE AGREEMENT


         STOCK PURCHASE AGREEMENT, dated as of December 31, 1996, between Cawsl Enterprises, Inc. a Delaware corporation ("Seller"), and SGI Investor Partners, a Pennsylvania general partnership ("Buyer").

         WHEREAS, Seller owns, beneficially and of record, 214,251 shares of common stock , $.48 2/3 par value per share (the "Shares"), of Chesapeake Utilities Corporation, (the "Company"); and

         WHEREAS, Seller has requested that buyer purchase, and buyer has agreed to purchase, all of such Shares (the "Acquired Shares").

         NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

         Sale of Acquired Shares. Subject to the terms and conditions set forth herein, at the Closing (as hereinafter defined), Seller shall sell to Buyer and Buyer shall acquire from Seller the Acquired Shares for an aggregate purchase price of $3,615,485.63 (the "Purchase Price").

         Closing. The closing of the purchase and sale of the Acquired Shares hereunder, (the "Closing") shall take place on December 31, 1996 at 10 a.m. at the offices of Seller. At the Closing, Seller shall deliver to Buyer one or more certificates evidencing the Acquired Shares, duly endorsed in blank, or accompanied by stock powers duly endorsed in blank, against payment to Seller of the Purchase Price.

         Representations of Seller and Buyer. Seller and Buyer represent and warrant to each other as follows:

          a. At the Closing, Seller will be the record and beneficial owner of all of the Acquired Shares, free and clear of any liens or encumbrances, and upon delivery of certificates representing the Acquired Shares to Buyer in accordance with Section 2 hereof, Buyer will acquire good and valid title thereto, free and clear of any liens and encumbrances.

          b. Buyer acknowledges that William G. Warden III, an affiliate and controlling person of Seller, is a director of the Company and, as such, possesses material nonpublic information concerning the business, prospects and financial condition of the Company.

          c. Buyer has been advised by Seller that the Company is presently contemplating engaging in a possible transaction that has not been fully disclosed to the public, consisting of the acquisition of a business through the acquisition of the stock of another corporation.

          d. Buyer acknowledges that the information concerning the Company disclosed to it pursuant to this Agreement and otherwise communicated to it orally in connection herewith (the "Nonpublic Information") constitutes material nonpublic information and that Buyer may not sell any of the Acquired Shares at any time prior to the disclosure of such information to the public by the Company.

          e. Buyer shall not disclose any Nonpublic Information to the public without the prior written consent of the Company.

         Expenses. Each party shall bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

         Notices. All notices required or permitted hereunder shall be in writing and shall be deemed to be properly given when personally delivered to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice at the address stated below:

         If to Seller:
                  Cawsl Enterprises, Inc.
                  103 Springer Building
                  3411 Silverside Road
                  Wilmington, DE 19810

         If  to Buyer:
                  SGI Investor Partners
                  3 Radnor Corporate Center
                  Suite 400
                  P.O. Box 6760
                  Radnor, PA  19087-8760

         6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective executors, administrators, heirs, successors and assigns.

         7. Governing Law. This Agreement shall be governed by and construed under the laws of the Commonwealth of Pennsylvania without regard to the conflicts of laws provisions otherwise applicable therein.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Stock Purchase Agreement as of the date first above written.

                                            SGI INVESTOR PARTNERS
                                            By: SGI Holdings, Inc.,
                                                General Partner

                                            By: /s/ Thomas L. Sandor
                                                -------------------------------



                                            CAWSL ENTERPRISES, INC.

                                            By: /s/ William G. Warden, III
                                                -------------------------------

                                    EXHIBIT B

      The undersigned agree, to the extent required by Rule 13d-l(f), that this statement is being filed on behalf of each of them.

                                   SGI INVESTOR PARTNERS

                                   By: CAWSL ENTERPRISES, INC.,
                                       its General Partner

                                   By: /s/  Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer

                                   By SGI HOLDINGS, INC.
                                      its General Partner

                                   By: /s/  Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer



                                   CAWSL ENTERPRISES, INC.

                                   By: /s/  Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer



                                   SGI HOLDINGS, INC.

                                   By: /s/  Thomas L. Sandor
                                       ----------------------------------------
                                   Name:  Thomas L. Sandor
                                   Title: President and Chief Executive Officer



                                   SUPERIOR GROUP, INC.

                                   By: /s/  William G. Warden, III
                                       ----------------------------------------
                                   Name:  William G. Warden, III
                                   Title: Chairman of the Board


                                   By: /s/  William G. Warden, III
                                       ----------------------------------------
                                   William G. Warden, III



Dated:  January 17, 1997

                      SCHEDULE I - CAWSL ENTERPRISES, INC.


Name, Business or                                                          Ownership of Shares of
Residence Addresses*            Principal Occupation                       Common Stock of the Issuer
--------------------            --------------------                       --------------------------
William G. Warden, III          Chairman of the Board of                   230,799**
                                Superior and a Director of Issuer

John A. Sanders                 Treasurer                                     0

Peter J. Kiernan                Assistant Secretary                           0

John A. Kenney, Jr.             Assistant Secretary                           0

George P. Warren, Jr.           Assistant Secretary                           0

======================================================================================================

* If not otherwise indicated, the business address of each person is 3 Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-8760.

** Mr. Warden may be deemed to beneficially own 214,251 Common Shares through his control of Superior, the parent of each of the general partners of SGI Investor Partners.


                       SCHEDULE II - SUPERIOR GROUP, INC.

Name, Business or                                                          Ownership of Shares of
Residence Addresses*            Principal Occupation                       Common Stock of the Issuer
--------------------            --------------------                       --------------------------
William G. Warden, III          Chairman of the Board of                   230,799**
                                Superior and a Director of Issuer

John A. Sanders                 Vice President, Treasurer and Assis-          0
                                tant Secretary

Peter J. Kiernan                Vice President                                0

Andrew M. Howley                Vice President                                0

William K. Grant                Vice President                                0

John A. Kenney, Jr.             Secretary and Corporate Counsel               0
=====================================================================================================

* If not otherwise indicated, the business address of each person is 3 Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-8760.

** Mr. Warden may be deemed to beneficially own 214,251 Common Shares through his control of Superior, the parent of each of the general partners of SGI Investor Partners.

                        SCHEDULE III - SGI HOLDINGS, INC.


Name, Business or                                                          Ownership of Shares of
Residence Addresses*            Principal Occupation                       Common Stock of the Issuer
--------------------            --------------------                       --------------------------
William G. Warden, III          Chairman of the Board of                   230,799**
                                Superior and a Director of Issuer

John A. Sanders                 Treasurer                                     0

Peter J. Kiernan                Assistant Secretary                           0

John A. Kenney, Jr.             Assistant Secretary                           0

George P. Warren, Jr.           Assistant Secretary                           0

=====================================================================================================

* If not otherwise indicated, the business address of each person is 3 Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-8760.

** Mr. Warden may be deemed to beneficially own 214,251 Common Shares through his control of Superior, the parent of each of the general partners of SGI Investor Partners.

                       SCHEDULE IV - SGI INVESTOR PARTNERS


Name, Business or                                                          Ownership of Shares of
Residence Addresses*            Principal Occupation                       Common Stock of the Issuer
--------------------            --------------------                       --------------------------
William G. Warden, III          Chairman of the Board of                   230,799**
                                Superior and a Director of Issuer

Cawsl Enterprises, Inc.                                                    214,251***

SGI Holdings, Inc.                                                         214,251***

==================================================================================================================================

* If not otherwise indicated, the business address of each person is 3 Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-8760.

** Mr. Warden may be deemed to beneficially own 214,251 Common Shares through his control of Superior, the parent of each of the general partners of SGI Investor Partners.

*** Each of Cawsl and SGI Holdings may be deemed to beneficially own the Common Shares as the general partners of SGI Investor Partners.